Exhibit 99.1
February 11, 2009
Corgi International Limited Announces Receipt of Letter from Nasdaq Regarding its ADSs are to be Delisted due to its Non-Compliance with the Minimum Ten Million Dollars Stockholder’s Equity Requirement
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that it received notice on February 5, 2009 from the staff of The Nasdaq Stock Market, Inc. indicating that Corgi International Limited’s ADSs are to be delisted due to its non-compliance with the minimum ten million dollars stockholder’s equity requirement. In addition, the company was also notified that it currently did not meet its requirement of maintaining three independent directors, due to the recent resignation of two of its independent Directors located in United Kingdom. The Company’s non-compliance with the director composition serves as an additional basis for delisting.
Unless the Company requests an appeal of these determinations, trading of Corgi’s American Depositary Shares will be suspended at the opening of business on February 17, 2009, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.
At present, Corgi plans to appeal the delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer its ADSs to the Nasdaq Capital Market if the Company satisfies the continued inclusion requirements for that market. If Corgi submits a transfer application and pays the applicable listing fees by March 29, 2009 the initiation of the delisting proceedings will be stayed pending the staff’s review of the application. If the Nasdaq staff does not approve Corgi’s transfer application, the Nasdaq staff will provide written notification that its securities will be delisted.
In the event of a delisting, the Company’s securities may become eligible to trade on the OTC Bulletin Board or in the “Pink Sheets”, if a market maker makes application to register in and quote the security in accordance with SEC Rule 15c2-11, and such application (a “Form 211”) is cleared.
About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise. The Company holds varying licenses for many of entertainment’s highest grossing franchises including Harry Potter, Star Trek, Nintendo, and The Beatles, amongst others.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2008. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.
Contact:
For Corgi International Limited information:
Jack Lawrence
Chief Operating Officer and Chief Financial Officer
Phone: (925) 979-1500